Exhibit 99.30
Notice to ASX/LSE

Rio Tinto to resume operations at Richards Bay Minerals

30 December 2019

Rio Tinto has today started the process of resuming operations at Richards Bay Minerals (RBM) in South Africa. This follows discussions led by the Premier of KwaZulu-Natal, Sihle Zikalala, involving all stakeholders focused on securing stability in order to address the issues in the community and provide the stable environment necessary for RBM to resume operations.

A phased restart is now in progress across the operation, with RBM expected to return to full operations in early January, leading to regular production in early 2020. Rio Tinto is contacting customers who were advised of a force majeure in their supply that this has now been lifted. Rio Tinto will review the restart of the Zulti South project after normalisation of operations at RBM.

Bold Baatar, chief executive, Energy & Minerals said "The safety and security of our people is always our first priority and we are pleased that we will now be able to get back to work creating value for our people, our communities, South Africa and RBM's shareholders.

"I would like to thank the Government of South Africa and the Premier of KwaZulu-Natal for their support and assistance in getting us to a position where we can restart operations at RBM. I would also acknowledge the work of community leaders and the police over the previous few weeks."

As previously advised, titanium dioxide slag production for 2019 is now expected to be at the bottom end of 2019 guidance of between 1.2 and 1.4 million tonnes.

Contacts

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Group Company Secretary Steve Allen Rio Tinto plc 6 St James's Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

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